Exhibit 12

Hollinger International Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,

	1998	1999	2000	2001	2002

	(Dollars in thousands)
Earnings:
Pretax income (loss) before minority interest, extraordinary items and cumulative effect of change in accounting principle	$506,640	$412,826	$612,931	$(357,233)	$(128,351)
Losses from equity investees	1,199	2,106	20,340	15,098	3,718
Fixed charges	120,284	158,527	161,773	93,109	69,615
Amortization of capitalized interest	718	718	718	901	906
Capitalized interest	(2,999)	(5,739)	(3,103)	(81)	—

Adjusted earnings (loss)	$625,842	$568,438	$792,659	$(248,206)	$(54,112)

Fixed charges:
Interest expense	$105,841	$131,600	$142,713	$78,639	$58,772
Capitalized interest	2,999	5,739	3,103	81	—
Amortization of deferred financing costs	5,869	16,209	10,469	10,367	5,585
Portion of rent expense representative of the interest factor	5,575	4,979	5,488	4,022	5,258

Total fixed charges	$120,284	$158,527	$161,773	$93,109	$69,615

Ratio of earnings to fixed charges(1)	5.2	3.6	4.9
Deficiency of earnings available to cover fixed charges(1)				$(341,315)	$(123,727)

(1)	The term “earnings” is the amount resulting from adding and subtracting the following items. Add the following: (a) Pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, and (d) distributed income of equity investees. From the total of the added items, subtract the following: (a) interest capitalized, and (b) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Equity investees are investments that we account for using the equity method of accounting. The term “fixed charges” means the sum of the following: (a) interest expensed (excluding interest paid in connection with the Total Return Equity Swap) and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense (deemed to be one-third of minimum operating lease rentals), and (d) preference security dividend requirements of consolidated subsidiaries.